                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of January 2004
                      ------------


                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F      X      Form 40-F _____
                               -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes _____      No    X
                                            -----

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                       Reorganization of Headquarters and
                  New Assignments of Executive Vice Presidents

Kookmin Bank announced its headquarters reorganization of which details are as follows:

Reorganization of Headquarters

Kookmin Bank reorganized its headquarters from 4 Divisions and 8 Business Units to 9 Groups and 4 Divisions. Those are:

 .   Retail Banking Group (incl. CS/On-line Channel Division)
 .   Corporate Banking Group (incl. Corporate Finance Division)
 .   Credit Card Group
 .   PB/Asset Management Group
 .   Trust/NHF Management Group
 .   Work-Out & Operations Group
 .   IT Services Group
 .   Risk Management Group and
 .   Finance, Strategy & HR Group (incl. HR Division)
 .   Treasury Division

New Assignments of Executive Vice Presidents

---------------------------------------------------------------------------------------------
 Name                      Group
---------------------------------------------------------------------------------------------
 Jong-Kyoo Yoon            Retail Banking Group
---------------------------------------------------------------------------------------------
 Jung-Lak Lee              Corporate Banking Group            Newly appointed
                                                              Former head of Strategic
                                                              Planning Team
---------------------------------------------------------------------------------------------
 Sang-Jin Lee              Credit Card Group                  Newly appointed
                                                              Former vice president of Credit
                                                              Card Division
---------------------------------------------------------------------------------------------
 Yun-Keun Jung             PB/ Asset Management Group         Newly appointed
                                                              Former head of Dae-gu
                                                              regional head office
---------------------------------------------------------------------------------------------
 Woo-Jung Lee              Trust/ NHF Management Group
---------------------------------------------------------------------------------------------
 Sung-Kyu Lee              Work-out & Operations Group
---------------------------------------------------------------------------------------------
 Young-II Kim              IT Services Group
---------------------------------------------------------------------------------------------
 Donald H. MacKenzie       Risk Management Group
---------------------------------------------------------------------------------------------
 Ki-Sup Shin               Finance/ Strategy / HR Group
---------------------------------------------------------------------------------------------

* Effective as of February 2, 2004

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Kookmin Bank
                                       -----------------------------
                                       (Registrant)



  Date: January 30, 2004               By: /s/ Jong-Kyoo Yoon
                                       -----------------------------
                                       (Signature)

                                       Name:  Jong-Kyoo Yoon
                                       Title: Executive Vice President &
                                              Chief Financial Officer

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